Issuer Free Writing Prospectus, dated November 20, 2007
Filed pursuant to Rule 433
Registration Statement No.: 333-147200

Issuer:	Oilsands Quest Inc.

Issue:	25,000,000 units (“Units”).

Amount:	Approximately US$•

Issue Price:	US$• per Unit, to be priced in the context of the market.

Units:	Each Unit consists of one common share (“Share”) and one-half of a common share purchase warrant (“Warrant”) of the Issuer.

Common Share Purchase Warrant:	Each whole Warrant will entitle the holder to acquire one Share from the Issuer at a price per Share of US$• (a 35% premium to the Issue Price of the Units) for a period of 24 months following Closing.

Over-Allotment Option:	The Underwriters will have an option to purchase additional Shares and/or Warrants representing, in aggregate, 15% of the Issue, exercisable in whole or in part at any time until 30 days after Closing. The aggregate number of additional Shares and Warrants to be issued under the Over-Allotment Option shall not exceed 3,750,000 Shares and 1,875,000 Warrants.

Concurrent Flow-Through Share Offering:	Concurrently with this offering, the Issuer will issue 4,000,000 common shares issued on a flow-through basis at a price of C$• per common share.

Use of Proceeds:	The Company intends to use the proceeds of the offering for reservoir testing and other costs associated with the Axe Lake Discovery and for general corporate purposes. Specific allocations of the proceeds for such purposes have not been made at this time.

Listing:	The Shares trade on the American Stock Exchange under the symbol “BQI”. In addition, an application will be made to list the Warrants issued pursuant to this transaction on the American Stock Exchange, subject to meeting the minimum listing criteria.

Form of Offering:	Public offering in the United States by way of a prospectus.

Public offering in all provinces of Canada (except Quebec) by way of the Multijurisdictional Disclosure System (MJDS).

Offers may be directed to persons in member states of the European Economic Area who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospective Directive (“Qualified Investors”). In addition, in the United Kingdom, the offering may be directed to Qualified Investors meeting other specified requirements.

Form of Underwriting:	Overnight marketed offering, with an underwriting agreement containing “disaster out”, “market out”, “regulatory out” and “material adverse change out” clauses running to Closing.

Eligibility for Investment:	Eligible under the usual Canadian statutes as well as for RRSPs, RESPs, RRIFs and DPSPs.

Underwriters:	TD Securities Inc. and its affiliates, together with a syndicate to be formed in consultation with the Issuer.

Underwriting Fee:	5.0%

Pricing:	November 21, 2007 (Prior to Market Open)

Closing:	December 5, 2007

The Company has filed a registration statement (including a prospectus) (SEC File No. 333-147200) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get those documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-299-7823 or 1-866-794-7288 or by emailing info@oilsandsquest.com.

Issuer Free Writing Prospectus, dated November 20, 2007
Filed pursuant to Rule 433
Registration Statement No.: 333-147200

Issuer:	Oilsands Quest Inc. (“Oilsands”)

Issue:	4,000,000 common shares (“Shares”) on a flow-through basis.

Amount:	Approximately C$• (a 25% premium to the price of the Concurrent Unit Offering (as defined below)).

Issue Price:	C$•, to be priced in the context of the market.

Concurrent Unit Offering:	Concurrently with this offering, the Issuer will issue 25,000,000 units (each consisting of one common share and one-half of a common share purchase warrant of the Issuer) at a price of US$• per unit.

Flow-Through Income Tax Considerations:	Immediately after Closing, Oilsands will subscribe for Oilsands Quest Sask Inc. (“OQI Sask”) shares on a flow-through basis in an amount not less than the Amount of the Offering. OQI Sask will incur eligible Canadian Exploration Expenses (“CEE”) after the Closing date and prior to December 31, 2008 in the aggregate amount of not less than the Amount of this Offering and will renounce to Oilsands an amount of CEE equivalent to the Amount of the Offering.

The Issuer will renounce the CEE in favour of the purchasers of the Shares for the taxation year ended December 31, 2007, such that 100% of the subscribers’ investment will be deductible against the subscribers’ income for the 2007 taxation year.

In the event that the Issuer is unable to renounce CEE effective on or prior to December 31, 2007 for each Share purchased, the Issuer will indemnify each subscriber for the additional taxes payable by such subscriber as a result of the Issuer’s failure to renounce the CEE as agreed.

Use of Proceeds:	To incur CEE through exploration activity on OQI Sask’s permit lands.

Form of Offering:	Public offering in all provinces of Canada (except Quebec) by way of the Multijurisdictional Disclosure System (MJDS). The Flow-through Shares will not be offered outside of Canada.

Offering Process:	Overnight marketed offering, with an underwriting agreement containing “disaster out”, “market out”, “regulatory out” and “material adverse change out” clauses running to Closing.

Listing:	The Shares trade on the American Stock Exchange under the symbol “BQI”.

Underwriters:	TD Securities Inc. and its affiliates, together with a syndicate to be formed in consultation with the Issuer.

Underwriting Fee:	5.0%

Pricing:	November 21, 2007 (Prior to Market Open)

Closing:	December 5, 2007

The Company has filed a registration statement (including a prospectus) (SEC File No. 333-147200) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get those documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-299-7823 or 1-866-794-7288 or by emailing info@oilsandsquest.com.